
**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K for 19 May 2009

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


Form 20-F __X__ Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

**Note**: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

**Note**: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes _____ No __X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

**Enclosures:** `Amendment of Settlement Agreement with Competition`
`                Commission`

Sasol Limited
(Incorporated in South Africa)
Registration number: 1979/003231/06
ISIN Code: ZAE000006896
JSE Code: SOL
NYSE Code: SSL
("Sasol")

Amendment of Settlement Agreement with Competition Commission

Since the previously announced Settlement Agreement was concluded
with the Competition Commission ("the Commission") in respect of
competition law contraventions in the fertilizer and phosphoric
acid businesses of Sasol Nitro, Sasol has continued its internal
investigations. It is only now after intensive repeat interviews
with employees and former employees that additional new
information relevant to one of the previously announced
contraventions in the fertilizer business has been uncovered.
Sasol tendered the information to the Commission as soon as it
was verified, in line with its commitment to co-operate with the
Commission.

In view of the new information Sasol tendered an amendment to the
Settlement Agreement to expand the scope of the admissions that
Sasol made in respect of the anti-competitive conduct in the
fertilizer industry. The Commission agreed to the amendments, but
indicated that the amendment would require an increase in the
administrative fine that Sasol agrees to pay in terms of the
settlement agreement from R188,01 million to R250,68 million. The
information changed the Commission's view of the nature and
seriousness of one of the matters covered by the settlement
agreement. The Settlement Agreement was amended yesterday to
reflect these changes and submitted to the Competition Tribunal
for confirmation. The application for confirmation of the
Settlement Agreement will be heard by the Competition Tribunal
tomorrow, Wednesday 20 May 2009.

19 May 2009
Johannesburg

Issued by Sponsor: Deutsche Securities (SA) (Pty) Limited

Disclaimer - Forward looking statements

In this announcement we make certain statements that are not
historical facts and relate to analyses and other information
which are based on forecasts of future results and estimates of
amounts not yet determinable.  These statements may also relate
to our future prospects, developments and business strategies.

Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved.  If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 7 October 2008 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 May 2009

By:     /s/ N L Joubert

Name:  Nereus Louis Joubert

Title:    Company Secretary